Filed by CleanTech Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Company: CleanTech Acquisition Corp.

(File No. 001-40611)

Nauticus Robotics Team Video

January 19, 2022

Nicolaus Radford – Founder, Chairman, CEO, Nauticus Robotics

There is an enormous industry underwater. It's responsible for everything from the internet, to our house, to the energy that we bring to our homes and our cars, and even the food that we eat. And what I'd realized was we had developed technologies at NASA that were directly applicable to altering the landscape of how work would be performed in the ocean economy. Aquanaut is the most intelligent and frankly the happiest robot in the ocean.

Sandeep Yayathi – Director of Electrical Engineering

Aquanaut is basically a transformer not too unlike transformers in the cartoons you’re used to. We translated a lot of the software and technology that we used in spaceflight robotics and kind of marinized it, we basically sealed it up so that it wouldn't leak, and you could put it underwater and you know, put it deep into the ocean and do similar robotic stuff that we were doing for spaceflight.

Dr. JD Yamakoshi – VP Sponsored Research

Certainly space has been romanticized quite a bit in movies and media. But working in the subsea domain has been something of an eye-opening activity for myself in terms of the tangible benefits because it's not outside of our Earth, external to our Earth, it's part of Earth.

 Vienny Nguyen – Testing and Operations Lead

Aquanaut gives us the ability to work underwater as almost like an avatar for humans.

Sandeep Yayathi – Director of Electrical Engineering

It's got arms so you can touch and pick up objects and turn valves.

Vienny Nguyen – Testing and Operations Lead

And the software that we have allows us to do that intelligently from very remote locations.

Sandeep Yayathi – Director of Electrical Engineering

Being an all-electric vehicle and having all the autonomy capability enables us to lower the carbon footprint of doing operations in the ocean.

 Jide Akinyode – VP of Engineering

The ocean is the backbone for our planet. And utilizing it and using it as a resource is very, very important. We are really burgeoning as far as a company and the talent that we have here is second to none.

Sandeep Yayathi – Director of Electrical Engineering

I think the ocean is the biggest unexplored area on the planet. And it's going to be the focus I think of the next generation.

Jide Akinyode – VP of Engineering

I’d like to have our presence be a household name, our robot be a household name.

Nicolaus Radford – Founder, Chairman, CEO, Nauticus Robotics

We have 75 people all from around the industry and 25 former NASA roboticists all united in this challenge to bring about this change in the ocean economy.

Jide Akinyode – VP of Engineering

Nauticus is ambitious, forward thinking and Nauticus is persistent.

 Sandeep Yayathi – Director of Electrical Engineering

Innovative, relentless, scrappy.

Dr. JD Yamakoshi – VP Sponsored Research

Groundbreaking, exceptional and exciting.

Vienny Nguyen – Testing and Operations Lead

Fun, rigorous, passionate.

Nicolaus Radford – Founder, Chairman, CEO, Nauticus Robotics

Revolutionary, dynamic and unbounded.